UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,570 shares (See Item 5)
	8	SHARED VOTING POWER 903,280 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,570 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 903,280 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 904,850 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 903,280 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 903,280 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,280 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 903,280 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 903,280 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,280 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Partnership

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares (See Item 5)
	8	SHARED VOTING POWER 903,280 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 903,280 shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,280 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

This Amendment No. 19 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on April 16, 2013, (x) Amendment No. 10 thereto, filed with the SEC on October 17, 2013, (xi) Amendment No. 11 thereto, filed with the SEC on June 3, 2014, (xii) Amendment No. 12 thereto, filed with the SEC on October 26, 2015, (xiii) Amendment No. 13 thereto, filed with the SEC on January 5, 2017, (xiv) Amendment No. 14 thereto, filed with the SEC on February 7, 2018, (xv) Amendment No. 15 thereto, filed with the SEC on April 30, 2019, (xvi) Amendment No. 16 thereto, filed with the SEC on May 22, 2019, (xvii) Amendment No. 17 thereto, filed with the SEC on July 2, 2019, and (xviii) Amendment No. 18 thereto, filed with the SEC on July 16, 2019 (collectively, this “Schedule 13D”) by David E. Smith (“Mr. Smith”) and certain other reporting persons, with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

Shamus, LLC is reporting the disposition of Common Stock in a series of open-market transactions, resulting in an aggregate change in beneficial ownership by the reporting persons of more than one percent.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

Shamus beneficially owns, in the aggregate, 903,280 shares of Common Stock (the “Shamus Shares”), representing approximately 5.4% of the outstanding Common Stock.(1)

As the sole member of Shamus, The Coast Fund L.P. (the “Coast Fund”) may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd. (“Coast Offshore Management”) may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. In addition, Mr. Smith directly owns 1,570 shares of Common Stock. As a result, Mr. Smith may be deemed to beneficially own, in the aggregate, 904,850 shares of Common Stock, representing approximately 5.4% of the outstanding Common Stock.

(c)	The trading dates, number of Common Stock sold and price per Common Stock for all transactions in the Common Stock by the Reporting Persons since July 15, 2019 are set forth in Exhibit A.

(1)

All calculations of percentage ownership in this Schedule 13D are based on information provided by Catasys of approximately 16,657,938 shares of Common Stock issued and outstanding as of February 5, 2020.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

A	Transactions in the Common Stock since July 15, 2019

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2020

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

THE COAST FUND L.P.

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President

SHAMUS, LLC

By:	THE COAST FUND L.P., its sole member

By:	COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By:	/s/ David E. Smith
Name:	David E. Smith
Title:	President